Filed pursuant to Rule
424(b)(3)
File Nos.
333-297811
and
811-24006
ARDIAN ACCESS LLC
Supplement dated October 2, 2026 to the Prospectus dated August 1, 2026
Effective immediately, the following information supplements and supersedes any information to the contrary relating to Ardian Access LLC (the “Fund”) contained in the Fund’s current Prospectus (the “Prospectus”), dated as noted above.
1. The Board of Directors of the Fund has approved the Fund’s entry into a revolving credit facility, and the Fund has subsequently entered into such a facility (the “Credit Facility”). As a result, the Prospectus is supplemented as follows:
The section entitled “SUMMARY OF TERMS – LEVERAGE” in the Prospectus is restated as follows:
The Fund may borrow money in connection with its investment activities — i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to achieve its investment objective, to satisfy repurchase requests, to meet capital calls and to otherwise provide the Fund with temporary liquidity.
Certain types of borrowing transactions may result in the Fund being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements. Generally, covenants to which the Fund may be subject include affirmative covenants, negative covenants, financial covenants, and investment covenants. The Fund may need to liquidate its investments when it may not be advantageous to do so in order to satisfy such obligations or to meet any asset coverage and segregation requirements (pursuant to the 1940 Act or otherwise). As the Fund’s portfolio will be substantially illiquid, any such disposition or liquidation could result in substantial losses to the Fund.
The terms of the Fund’s borrowing transactions may also contain provisions which limit certain activities of the Fund, including the payment of dividends to Members in certain circumstances, and the Fund may be required to maintain minimum average balances with the lender or to pay a commitment or other fee to maintain a line of credit. Any such requirements will increase the cost of borrowing transaction over the stated interest rate. In addition, certain types of borrowing transactions may involve the rehypothecation of the Fund’s securities. Furthermore, the Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for the short-term corporate debt securities or preferred stock issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act, as described below. It is not anticipated that these covenants or guidelines will impede the Adviser from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies. Any borrowing transaction will likely be ranked senior or equal to all other existing and future borrowing transactions of the Fund. The leverage utilized by the Fund would have complete priority upon distribution of assets over the Units.
Effective October 1, 2026, the Fund has entered into a committed, secured revolving credit facility (the “Credit Facility”) with Investec Bank PLC, as agent, and Investec Bank PLC and Canadian Imperial Bank of Commerce, as arrangers and original lenders. The Fund’s cash accounts and liquid assets held by the Fund’s custodian are pledged as collateral for the Credit Facility. The Credit Facility has the following terms: (a) a commitment fee in an amount equal to eighty (80) basis points (0.80%) per annum on the aggregate undrawn commitment then in effect, (b) a commitment amount of $100,000,000, with the ability to increase the commitment amount subject to the satisfaction of certain conditions, (c) an interest rate equal to the applicable SOFR (for dollar-denominated loans), the SONIA (for sterling-denominated loans) or the EURIBOR (for euro-denominated loans), in each case plus 2.40% per annum, and (d) a termination date falling three years after the closing date, with the option to request a
364-day
extension subject to lender approval.
The Fund intends to use the Credit Facility, where appropriate, to fund repurchase offers that have been accepted by the Fund. The terms of the Credit Facility also permit borrowings for investment purposes, general working capital and other purposes permitted by the Fund’s governing documents. The Credit Facility includes concentration limits on the underlying portfolio that function as potential limitations to the Fund’s borrowing capacity.
Subject to prevailing market conditions, the Fund may add financial leverage if, immediately after such borrowing, it would have asset coverage (as defined in the 1940 Act) of 300% or more (in the event leverage is obtained solely through debt) or 200% or more (in the event leverage is obtained solely through preferred units). For example, if the Fund has $100 in net assets, it may utilize leverage through obtaining debt of up to $50, resulting in $150 in total assets (or 300% asset coverage). The Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment. There can be no assurance that the Fund will use leverage or that its leveraging strategy will be successful during any period in which it is employed.
Underlying Funds,
co-investment
vehicles and individual portfolio companies may also utilize leverage in their investment activities. Borrowings by Underlying Funds, co-investment
vehicles and their portfolio companies are not subject to the Fund’s previously described asset coverage requirement. Accordingly, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Underlying Funds, co-investment
vehicles and portfolio companies. This leverage will increase the volatility of the value of the Fund’s investments and, as a result, the Units, especially during times of a “credit crunch” and/or general market turmoil, such as that experienced during 2020.
See “Investment Objective, Opportunities and Strategies—Investment Opportunities and Strategies.”
The section entitled “INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES – Liquidity Management” in the Prospectus is restated as follows:
To manage the liquidity of its investment portfolio, the Fund also invests a portion of its assets in a portfolio that may include cash; cash equivalents; funds, including money market funds or related instruments; short-term debt securities; other fixed income investments; and/or other investment companies. The Fund may invest in other liquid fixed income securities and other credit instruments from time to time. To enhance the Fund’s liquidity, particularly in times of possible net outflows through the repurchase of Units by periodic repurchase offers to Members, the Fund may sell certain of its assets. The Fund seeks to hold an amount of Liquid Assets and other liquid investments consistent with prudent liquidity management. During normal market conditions and following the initial period of the Fund’s investment operations, which period may extend for a substantial amount of time, it is generally not expected that the Fund will hold more than 20% of its net assets in Liquid Assets for extended periods of time. For temporary defensive purposes, liquidity management, in connection with the Fund’s initial period of investment operations or in connection with implementing changes in the asset allocation, the Fund may hold a substantially higher amount of Liquid Assets, including cash and cash equivalents and other liquid investments
The Fund may borrow money in connection with its investment activities, to satisfy repurchase requests, to meet capital calls and to otherwise provide the Fund with temporary liquidity — i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (e.g., to provide the Fund with temporary liquidity to acquire investments in Underlying Funds in advance of the Fund’s receipt of redemption proceeds from another Underlying Fund).

Certain types of borrowing transactions may result in the Fund being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements. Generally, covenants to which the Fund may be subject include affirmative covenants, negative covenants, financial covenants, and investment covenants. The Fund may need to liquidate its investments when it may not be advantageous to do so in order to satisfy such obligations or to meet any asset coverage and segregation requirements (pursuant to the 1940 Act or otherwise). As the Fund’s portfolio will be substantially illiquid, any such disposition or liquidation could result in substantial losses to the Fund.
The terms of the Fund’s borrowing transactions may also contain provisions which limit certain activities of the Fund, including the payment of dividends to Members in certain circumstances, and the Fund may be required to maintain minimum average balances with the lender or to pay a commitment or other fee to maintain a line of credit. Any such requirements will increase the cost of borrowing transaction over the stated interest rate. In addition, certain types of borrowing transactions may involve the rehypothecation of the Fund’s securities. Furthermore, the Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for the short-term corporate debt securities or preferred stock issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act, as described below. It is not anticipated that these covenants or guidelines will impede the Adviser from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies. Any borrowing transaction will likely be ranked senior or equal to all other existing and future borrowing transactions of the Fund. The leverage utilized by the Fund would have complete priority upon distribution of assets over the Units.
Effective October 1, 2026, the Fund has entered into a committed, secured revolving credit facility (the “Credit Facility”) with Investec Bank PLC, as agent, and Investec Bank PLC and Canadian Imperial Bank of Commerce, as arrangers and original lenders. The Fund’s cash accounts and liquid assets held by the Fund’s custodian are pledged as collateral for the Credit Facility. The Credit Facility has the following terms: (a) a commitment fee in an amount equal to eighty (80) basis points (0.80%) per annum on the aggregate undrawn commitment then in effect, (b) a commitment amount of $100,000,000, with the ability to increase the commitment amount subject to the satisfaction of certain conditions, (c) an interest rate equal to the applicable SOFR (for dollar-denominated loans), the SONIA (for sterling-denominated loans) or the EURIBOR (for euro-denominated loans), in each case plus 2.40% per annum, and (d) a termination date falling three years after the closing date, with the option to request a
364-day
extension subject to lender approval.
The Fund intends to use the Credit Facility, where appropriate, to fund repurchase offers that have been accepted by the Fund. The terms of the Credit Facility also permit borrowings for investment purposes, general working capital and other purposes permitted by the Fund’s governing documents. The Credit Facility includes concentration limits on the underlying portfolio that function as potential limitations to the Fund’s borrowing capacity.
The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness may not exceed one third the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this asset coverage requirement is breached. The Fund’s borrowings will at all times be subject to this asset coverage requirement.

Underlying Funds,
co-investment
vehicles and individual portfolio companies may also utilize leverage in their investment activities. Borrowings by Underlying Funds, co-investment
vehicles and their portfolio companies are not subject to the Fund’s previously described asset coverage requirement. Accordingly, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Underlying Funds, co-investment
vehicles and portfolio companies. This leverage will increase the volatility of the value of the Fund’s investments and, as a result, the Units, especially during times of a “credit crunch” and/or general market turmoil, such as that experienced during 2020.
The Fund may, from time to time in its sole discretion, take temporary or defensive positions in cash, cash equivalents, other short-term securities or money market funds to attempt to reduce volatility caused by adverse market, economic, or other conditions. Any such temporary or defensive positions could prevent the Fund from achieving its investment objective.
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